For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Completes Deep Penetrating UTEM 3 Geophysical Survey Over West Timmins, Nickel Project, Ontario

September 15, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report that a deep penetrating UTEM 3 survey has been completed in a continuing program to evaluate the Ni-Cu potential of the Montcalm Intrusive south of the Montcalm Cu-Ni Mine an area not thoroughly evaluated in the past (see map).  The geophysical survey covered a complex sequence of mafic and ultramafic intrusive rocks which are considered to be a favorable host for magmatic Ni-Cu deposits. The data is now being interpreted with the assistance of Xstrata Nickel to define drill targets.  On completion of the data evaluation, potential conductors, selected as targets are anticipated to be drill tested in a winter drill program.

The cost of the geophysical program was shared on a 50:50 basis with Xstrata Nickel.  Subsequent drilling programs will be funded 100% by PFN, as part of its work commitment under the terms of the Option Agreement.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

Pacific North West Capital Corp. has over $9 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital Corp.

On behalf of the Board of Directors

"Harry Barr"

Harry Barr, President & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 15, 2008